United States securities and exchange commission logo





                           January 13, 2023

       McKeel O Hagerty
       Chief Executive Officer
       Hagerty, Inc.
       121 Drivers Edge
       Traverse City, MI 49684

                                                        Re: Hagerty, Inc.
                                                            Post-Effective
Amendment No. 2 to Registration Statement on Form S-1 on
                                                            Form S-3
                                                            Filed December 21,
2022
                                                            File No. 333-261810

       Dear McKeel O Hagerty:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 2 to Form S-1 on Form S-3 filed December 21, 2022

       General

   1. We note that the Form S-1 declared effective on December 30, 2021 registered the resale of 271,039,456 shares
of Class A Common Stock offered by you and up to 339,121,956 shares of Class A
Common Stock offered by the selling securityholders named therein.
                                                        You seek to now
register via post-effective amendment the resale of 4,724,560 additional shares of Class A
Common Stock underlying the BAG Units issued to Broad Arrow's U.S.
                                                        Stockholders and
713,684 additional shares of Class A Common Stock issued to Broad
                                                        Arrow's non-U.S.
stockholders. Please explain why you believe you are permitted to register these
additional securities by means of a post-effective amendment in light of
                                                        Securities Act Rule
413(a). For guidance, refer also to Securities Act Rule Compliance
 McKeel O Hagerty
Hagerty, Inc.
January 13, 2023
Page 2
         and Disclosure Interpretation 210.01.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Madeleine Joy Mateo at 202-551-3465 or John Dana Brown at 202-551-
3859 with any questions.



FirstName LastNameMcKeel O Hagerty                        Sincerely,
Comapany NameHagerty, Inc.
                                                          Division of
Corporation Finance
January 13, 2023 Page 2                                   Office of Finance
FirstName LastName